Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 7164

Magna announces signing of Framework of Fairness Agreement with Canadian Auto Workers

    AURORA, ON, October 15, 2007 - Magna International Inc. (TSX: MG.A, NYSE:
MGA) today announced the signing of an historic agreement with the Canadian Auto Workers ("CAW") that will usher in a new relationship between the two parties. The Framework of Fairness Agreement ("FFA") is a set of principles which establish the needs of workers and the needs of business to be competitive. The FFA represents a new labour model that aims to preserve the key components of Magna's Fair Enterprise system, while ensuring proper checks and balances.

    Frank Stronach, Chairman of Magna's Board of Directors stated: "The traditional, confrontational model of labour relations is unproductive and wastes energy that would be better focused on creating the conditions which would be fair to employees and would ensure that Magna remains competitive in the global automotive industry. Magna recognizes that the CAW has the ability to be an important ally in addressing the many competitive challenges our industry is facing, ensuring the needs of employees and society are balanced against the needs of our other stakeholders, namely customers, investors and other business partners. We are pleased that the CAW is willing to embark with us on this groundbreaking agreement."

    The FFA will be introduced to employees in Magna's Canadian manufacturing divisions over a period of several years. Magna divisional employees will have the opportunity to vote on whether to approve a new contract under the terms of the FFA, and join the CAW. If a majority of workers in a facility vote in favour, then that plant will be covered by a new Magna-CAW national collective agreement. Representation by the CAW, the national contract and subsequent changes negotiated to that national contract would be subject to approval through secret-ballot votes in each plant.

    <<
    The key terms and conditions of the FFA include:

    - preservation of Magna's Fair Enterprise culture and operating principles, including the sharing of the company's financial success through equity ownership, as set out in the Magna Corporate Constitution and Employee's Charter;

    - comprehensive no strike, no lock-out provisions with unresolved collective bargaining issues being settled through final offer selection arbitration;

    - progressive concern resolution and plant representation mechanisms that preserve Magna's Open Door Process, Fairness Committees, Employee Hotline and Employee Advocates;

    - competitive wage and benefit principles consistent with the Magna Employee's Charter;

    - a concept tying annual wage adjustments to a manufacturing inflationary index, plant specific performance measures and competitive considerations;

    -   secret ballot voting on workplace issues;

    -   depoliticization of the workplace and labour-management relations
    >>

    "We have been encouraged by the fact that CAW leadership have demonstrated an understanding of the difficulties that manufacturers face in this competitive, global environment" stated Don Walker, Magna's co-Chief Executive Officer. "This agreement will likely give the CAW increased membership and representation within Magna's Canadian divisions, while at the same time allowing us to maintain our competitiveness, through our entrepreneurial and flexible operating philosophy as we continue to work hard to support our customers and win new business."

    We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; metal body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.

    We have approximately 83,000 employees in 229 manufacturing operations and 62 product development and engineering centres in 23 countries.

    FORWARD-LOOKING STATEMENTS
    --------------------------
    This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, those related to the strategic alliance with Russian Machines, including: the risk that the benefits, growth prospects and strategic objectives expected to be realized from the investment by, and strategic alliance with, Russian Machines may not be fully realized, realized at all or may take longer to realize than expected; we will be governed by a board of directors on which the Stronach Trust and Russian Machines each, indirectly, have the right to designate an equal number of nominees, in addition to the current co-chief executive officers, with the result that we may be considered to be effectively controlled, indirectly, by the Stronach Trust and Russian Machines for so long as the governance arrangements remain in place between them; our Russian strategy involves making investments and carrying on business and operations in Russia, which will expose us to the political, economic and regulatory risks and uncertainties of that country; the possibility that Russian Machines may exercise its right to withdraw its investment in Newco and Newco II and exit from the governance arrangements in connection with the Arrangement at any time after two years; the possibility that the Stronach Trust may exercise its right to require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time after three years; and the possibility that Russian Machines' lender may require Russian Machines to withdraw its investment in Newco and Newco II and exit from such arrangements at any time if such lender is entitled to realize on its loan to Russian Machines. In addition to the risks, assumptions and uncertainties related our relationship with Russian Machines, there are additional risks and uncertainties relating generally to Magna and its business and affairs, including the impact of: declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information: Louis Tonelli, Vice President Investor
Relations of Magna at (905) 726-7035